Exhibit 99.1

Roma Green Finance Limited Announces US$100.0 Million Share Repurchase Program

Hong Kong, March 30, 2026 (GlobeNewswire) — Roma Green Finance Limited (“ROMA” or the “Company”) (Nasdaq: ROMA), an established provider of customized ESG, corporate governance and comprehensive sustainability and climate change solutions, including risk management solutions, today announced that its board of directors has authorized a share repurchase program, effective immediately, under which the Company may repurchase up to US$100.0 million of its Class A Ordinary Shares. The repurchase program will remain in effect until December 31, 2028, unless earlier modified, suspended, or terminated by the Company’s board of directors.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, at the Company’s discretion. The board of directors of the Company may, at any time after the date of this announcement, implement the share repurchase, including but not limited to implementing the share repurchase in accordance with plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. As of the date of this announcement, the Company has not adopted any specific trading plan under Rule 10b5-1, and any such plan, if adopted, will be established in compliance with applicable SEC rules and will be disclosed as required.

The authorization does not obligate the Company to repurchase any specific number of shares. The actual timing, manner, number, and value of shares repurchased will depend on a variety of factors, including market conditions, stock price, trading volume, and the Company’s liquidity and capital allocation priorities. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size, or suspend or discontinue the program at any time without prior notice. Depending on the Company’s current cash reserves and cash flow, the Company expects to fund the repurchases out of its existing cash balance. All repurchases will comply with the applicable conditions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and other applicable legal requirements.

About Roma Green Finance Limited

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of its own, the Company conducts its operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through its operating subsidiaries in Hong Kong and Singapore. The Group was founded in 2018 and started providing core sustainability program development and ESG reporting services which enable corporates to demonstrate compliance with applicable rules and regulations. The Company is driven by its passion to help corporates enhance their ESG performance as a cause of business sustainability. The Company aims to walk along the sustainability journey with its clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many other offerings.

Forward-Looking Information Cautionary Statement

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions.

Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. A number of factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: market conditions, share price and trading volume of the Company’s Class A Ordinary Shares; the Company’s strategic decisions regarding use of capital; the Company’s working capital available for share repurchases; the Company’s ability to execute its business strategies; the possibility that the share repurchase program may be suspended, modified, or discontinued at any time and that the program may not be completed in whole or in part; and other risks and uncertainties described in the Company’s most recently filed annual report on Form 20-F and other filings with the Securities and Exchange Commission.

We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur.

Contact:

Investor Relations Team

+852 2529 6878 / ir@hbkstrategy.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong